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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Alfa Corporation

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

015385107

(CUSIP Number)

Al Scott, 2108 E. South Boulevard, Montgomery, AL 36116-2015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015385107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Mutual Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 33,743,928 8. Shared Voting Power None 9. Sole Dispositive Power 33,743,928 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,743,928

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 42%

14.	Type of Reporting Person (See Instructions) IC

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Mutual Fire Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8,948,626 8. Shared Voting Power None 9. Sole Dispositive Power 8,948,626 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,948,626

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 11%

14.	Type of Reporting Person (See Instructions) IC

CUSIP No. 015385107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alfa Mutual General Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 553,853 8. Shared Voting Power None 9. Sole Dispositive Power 553,853 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 553,853

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) .64%

14.	Type of Reporting Person (See Instructions) IC

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the “Common Stock”), of Alfa Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2108 E. South Boulevard, Montgomery, Alabama 36116-2015.

Item 2. Identity and Background.

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Alfa Mutual Insurance Company, an Alabama corporation (AMI), (ii) Alfa Mutual Fire Insurance Company, an Alabama corporation (AMFI), and (iii) Alfa Mutual General Insurance Company, an Alabama corporation (AMGI).

Information with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person. By their signatures on this statement, each of the reporting persons agrees that this statement is filed on behalf of such reporting person.

(a) – (c), (f). The name and place of organization of each reporting person hereto (each, a “Reporting Person”) is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 1-A through 1-C hereto. Each Disclosed Party is a citizen of the United States.

Each of AMI, AMFI and AMGI is an insurance company organized under Alabama law and is headquartered in Montgomery, Alabama at 2108 E. South Boulevard, Montgomery, Alabama 36116-2015.

(d) – (e) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of the cover page of each Reporting Person to this Schedule 13D and the information set forth in Item 4 of this Schedule 13D are hereby incorporated by reference herein.

Item 4. Purpose of the Transaction.

AMI is and has been a controlling shareholder of the Issuer. AMI, AMFI and AMGI together own in excess of 50 percent of the Issuer’s Common Stock and intend to continue such ownership in substantially the same percentage amounts currently owned. The directors of AMI, AMFI and AMGI and their executive officers are the same persons. They may purchase additional shares of Common Stock from time to time, but plan to maintain total ownership in the Issuer at approximately 51 percent in the aggregate.

The Reporting Persons have no plans for the following with respect to the issuer:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer’s business or corporate structure;

(f) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Item 5. Interest in the Securities of the Issuer.

The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Common Stock, are incorporated hereby by reference.

The information set forth in Item 4 of this Schedule 13 D is hereby incorporated by reference herein.

(a) According to the Issuer’s annual report on Form 10-K as filed with the Commission on March 27, 2003, there were 79,278,345 shares of Common Stock issued and outstanding. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 43,246,407 shares of Common Stock, (representing approximately 54% of the outstanding shares of Common Stock).

Each of the Disclosed Parties disclaims membership in a “group” for purposes of Section 13 of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D shall not be construed as an admission that any Disclosed Party is the beneficial owner of shares held by a group or that any Disclosed Party constitutes a group. Each Reporting Person and Disclosed Party is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person or Disclosed Party other than itself and its related persons or entities.

(b) Each Reporting Person possesses sole power to direct the voting and disposition of the shares of Common Stock held by each Reporting Person. The Disclosed Parties possess sole power to direct the voting and disposition of their respective shares of Common Stock.

(c) During the past 60 days, each Reporting Person has acquired shares of the Common Stock in open market transactions as shown on Schedules 1-D through 1-F hereto.

(d) With respect to the Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

99.1	Agreement of Joint Filing dated as of April 15, 2003.

The Index of Exhibits attached to this statement is herein incorporated by reference in its entirety.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 24, 2003	ALFA MUTUAL INSURANCE COMPANY

	By:	/S/ JERRY A. NEWBY
	Name:	Jerry A. Newby
	Title:	Chairman

ALFA MUTUAL FIRE INSURANCE COMPANY

	By:	/S/ JERRY A. NEWBY
	Name:	Jerry A. Newby
	Title:	Chairman

ALFA MUTUAL GENERAL INSURANCE COMPANY

	By:	/S/ JERRY A. NEWBY
	Name:	Jerry A. Newby
	Title:	Chairman

INDEX OF EXHIBITS

Number	Description

99.1	Agreement of Joint Filing dated as of April 15, 2003 among AMI, AMFI and AMGI

AGREEMENT OF JOINT FILING

This Agreement is dated as of April 15, 2003, among Alfa Mutual Insurance Company, Alfa Mutual Fire Insurance Company, and Alfa Mutual General Insurance Company.

WHEREAS, pursuant to paragraph (k) of the Rule 13d-1 promulgated under subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), the parties hereto have decided t satisfy their filing obligations under the 1934 Act by a single joint filing.

NOW, THEREFORE, the undersigned hereby agree as follows:

1. The Schedule 13D with respect to Alfa Corporation, to which this Agreement is attached as Exhibit 99.1, as well as all future amendments to such Schedule, shall be filed joint on behalf of AMI, AMFI and AMGI.

2. Each of AMI, AMFI and AMGI is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

IN WITNESS WHEREOF, the undersigned hereto set their hands as of the date first above written.

ALFA MUTUAL GENERAL INSURANCE COMPANY		ALFA MUTUAL INSURANCE COMPANY

By:	/S/ JERRY A. NEWBY	By:	/S/ JERRY A. NEWBY
Name:	Jerry A. Newby	Name:	Jerry A. Newby
Title:	Chairman	Title:	Chairman

ALFA MUTUAL FIRE INSURANCE COMPANY

		By:	/S/ JERRY A. NEWBY
		Name:	Jerry A. Newby
		Title:	Chairman

SCHEDULE 1-A

Alfa Mutual Insurance Company

Directors and Executive Officers

Name	Address	Title	Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President and CEO	Farmer
Hal Lee	571 Lee Road Hartselle, AL 35640	Vice President (North Area)	Farmer
C. Lee Ellis	6304 Clarendon Road Montgomery, AL 36117	Executive Vice President (Operations)	Farmer
Wayne Hawkins	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President (Marketing)	Farmer
Ricky Wiggins	Route 5, Box 228 Andalusia, AL 36420	Vice President (Southeast Area)	Farmer
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary	Farmer
Dean Wysner	1971 Country Road 27 Woodland, AL 36280	Vice President (Central Area)	Farmer
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	CFO and Senior Vice President	Farmer
James A. Tolar, Jr.	Route 2, Box 220-D Marion, AL 36756	Vice President (Southwest Area)	Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Secretary – Treasurer	Farmer
L.O. Bishop	10 L.O. Bishop Lane Cherokee, AL 35616	Director	Farmer
Ted Grantland	2805 E. Upper River Road Somerville, AL 35670	Director	Farmer
Jon H. Miller	15386 Wire Road Cottondale, AL 35453	Director	Farmer
Frank Hughes	1629 County Road 60 Pisgah, AL 35765	Director	Farmer
Carl Godsey	2570 County Road 61 Houston, AL 35572	Director	Farmer
Joel Bearden	6234 Helena Road Helena, AL 35080	Director	Farmer

Philip Martin	2621 Three Notch Road Enterprise, AL 36330	Director	Farmer
Bert Driskell	14011 Cat Deakle Road Grand Bay, AL 36541	Director	Farmer
John Neighbors	3730 Old Dark Road Alexander City, AL 35010	Director	Farmer
Harold McCool	390 McCool Road Gordo, Al 35466	Director	Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director	Farmer
George Jeffcoat	519 Jeffcoat Rod Gordon, AL 36343	Director	Farmer

SCHEDULE 1-B

Alfa Mutual Fire Insurance Company

Directors and Executive Officers

Name	Address	Title	Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President and CEO	Farmer
Hal Lee	571 Lee Road Hartselle, AL 35640	Vice President (North Area)	Farmer
C. Lee Ellis	6304 Clarendon Road Montgomery, AL 36117	Executive Vice President (Operations)	Farmer
Wayne Hawkins	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President (Marketing)	Farmer
Ricky Wiggins	Route 5, Box 228 Andalusia, AL 36420	Vice President (Southeast Area)	Farmer
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary	Farmer
Dean Wysner	1971 Country Road 27 Woodland, AL 36280	Vice President (Central Area)	Farmer
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	CFO and Senior Vice President	Farmer
James A. Tolar, Jr.	Route 2, Box 220-D Marion, AL 36756	Vice President (Southwest Area)	Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Secretary – Treasurer	Farmer
L.O. Bishop	10 L.O. Bishop Lane Cherokee, AL 35616	Director	Farmer
Ted Grantland	2805 E. Upper River Road Somerville, AL 35670	Director	Farmer
Jon H. Miller	15386 Wire Road Cottondale, AL 35453	Director	Farmer
Frank Hughes	1629 County Road 60 Pisgah, AL 35765	Director	Farmer
Carl Godsey	2570 County Road 61 Houston, AL 35572	Director	Farmer
Joel Bearden	6234 Helena Road Helena, AL 35080	Director	Farmer

Philip Martin	2621 Three Notch Road Enterprise, AL 36330	Director	Farmer
Bert Driskell	14011 Cat Deakle Road Grand Bay, AL 36541	Director	Farmer
John Neighbors	3730 Old Dark Road Alexander City, AL 35010	Director	Farmer
Harold McCool	390 McCool Road Gordo, Al 35466	Director	Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director	Farmer
George Jeffcoat	519 Jeffcoat Rod Gordon, AL 36343	Director	Farmer

SCHEDULE 1-C

Alfa Mutual General Insurance Company

Directors and Executive Officers

Directors and Executive Officers

Name	Address	Title	Principal Occupation
Jerry A. Newby	20405 Mooresville Road Athens, AL 35613	President and CEO	Farmer
Hal Lee	571 Lee Road Hartselle, AL 35640	Vice President (North Area)	Farmer
C. Lee Ellis	6304 Clarendon Road Montgomery, AL 36117	Executive Vice President (Operations)	Farmer
Wayne Hawkins	Post Office Box 11000 Montgomery, AL 36191	Executive Vice President (Marketing)	Farmer
Ricky Wiggins	Route 5, Box 228 Andalusia, AL 36420	Vice President (Southeast Area)	Farmer
H. Al Scott	Post Office Box 11000 Montgomery, AL 36191	Senior Vice President, General Counsel and Secretary	Farmer
Dean Wysner	1971 Country Road 27 Woodland, AL 36280	Vice President (Central Area)	Farmer
Stephen G. Rutledge	Post Office Box 11000 Montgomery, AL 36191	CFO and Senior Vice President	Farmer
James A. Tolar, Jr.	Route 2, Box 220-D Marion, AL 36756	Vice President (Southwest Area)	Farmer
Steve Dunn	Route 1, Box 126 Evergreen, AL 36401	Secretary – Treasurer	Farmer
L.O. Bishop	10 L.O. Bishop Lane Cherokee, AL 35616	Director	Farmer
Ted Grantland	2805 E. Upper River Road Somerville, AL 35670	Director	Farmer
Jon H. Miller	15386 Wire Road Cottondale, AL 35453	Director	Farmer
Frank Hughes	1629 County Road 60 Pisgah, AL 35765	Director	Farmer
Carl Godsey	2570 County Road 61 Houston, AL 35572	Director	Farmer
Joel Bearden	6234 Helena Road Helena, AL 35080	Director	Farmer

Philip Martin	2621 Three Notch Road Enterprise, AL 36330	Director	Farmer
Bert Driskell	14011 Cat Deakle Road Grand Bay, AL 36541	Director	Farmer
John Neighbors	3730 Old Dark Road Alexander City, AL 35010	Director	Farmer
Harold McCool	390 McCool Road Gordo, Al 35466	Director	Farmer
Jimmy Parnell	2335 Chilton Road 313 Stanton, AL 36790	Director	Farmer
George Jeffcoat	519 Jeffcoat Rod Gordon, AL 36343	Director	Farmer

SCHEDULE 1-D

Alfa Mutual Insurance Company Trades for 60 Days

Purchaser	Date	Number of Shares Purchased	Purchase Price
AMI	04/04/03	7,000	12.49
AMI	04/03/03	6,900	12.37
AMI	04/02/03	4,400	12.25
AMI	03/31/03	1,600	11.88
AMI	03/28/03	5,700	11.83
AMI	03/27/03	2,900	11.67
AMI	03/26/03	2,900	11.86
AMI	03/24/03	2,400	12.17
AMI	03/21/03	2,000	12.26
AMI	03/20/03	2,500	11.94
AMI	03/18/03	2,800	12.05
AMI	03/17/03	1,885	12.10
AMI	03/14/03	3,500	11.95
AMI	03/13/03	3,000	11.76
AMI	03/12/03	3,000	11.60
AMI	03/11/03	740	11.73
AMI	03/10/03	2,600	11.68
AMI	03/07/03	1,300	11.68
AMI	03/06/03	1,400	11.57
AMI	03/05/03	2,400	11.62
AMI	03/04/03	600	11.65
AMI	03/03/03	1,200	11.85
AMI	02/28/03	1,200	11.90
AMI	02/27/03	1,800	11.71
AMI	02/26/03	3,500	11.63
AMI	02/25/03	2,600	11.70
AMI	02/24/03	1,100	11.72
AMI	02/21/03	2,457	11.84
AMI	02/20/03	2,457	11.59
AMI	02/19/03	3,000	11.64
AMI	02/18/03	3,000	11.59
AMI	02/14/03	3,500	11.07
AMI	02/13/03	7,200	10.89
AMI	02/12/03	2,600	11.21
AMI	02/11/03	2,400	11.32
AMI	02/10/03	2,000	11.14
AMI	02/07/03	3,500	11.33

SCHEDULE 1-E

Alfa Mutual Fire Insurance Company Trades for 60 Days

Purchaser	Date	Number of Shares Purchased	Purchase Price
AMFI	04/04/03	7,000	12.49
AMFI	04/03/03	6,900	12.37
AMFI	04/02/03	4,400	12.25
AMFI	03/31/03	1,600	11.88
AMFI	03/28/03	5,700	11.83
AMFI	03/27/03	2,900	11.67
AMFI	03/26/03	2,900	11.86
AMFI	03/24/03	2,400	12.17
AMFI	03/21/03	2,000	12.26
AMFI	03/20/03	2,500	11.94
AMFI	03/18/03	2,800	12.05
AMFI	03/17/03	1,885	12.10
AMFI	03/14/03	3,500	11.95
AMFI	03/13/03	3,000	11.76
AMFI	03/12/03	3,000	11.60
AMFI	03/11/03	740	11.73
AMFI	03/10/03	2,600	11.68
AMFI	03/07/03	1,300	11.68
AMFI	03/06/03	1,400	11.57
AMFI	03/05/03	2,400	11.62
AMFI	03/04/03	600	11.65
AMFI	03/03/03	1,200	11.85
AMFI	02/28/03	1,200	11.90
AMFI	02/27/03	1,800	11.71
AMFI	02/26/03	3,500	11.63
AMFI	02/25/03	2,600	11.70
AMFI	02/24/03	1,100	11.72
AMFI	02/21/03	2,457	11.84
AMFI	02/20/03	2,457	11.59
AMFI	02/19/03	3,000	11.64
AMFI	02/18/03	3,000	11.59
AMFI	02/14/03	3,500	11.07
AMFI	02/13/03	7,200	10.89
AMFI	02/12/03	2,600	11.21
AMFI	02/11/03	2,400	11.32
AMFI	02/10/03	2,000	11.14
AMFI	02/07/03	3,500	11.33

SCHEDULE 1-F

Alfa Mutual General Insurance Company Trades for 60 Days

Purchaser	Date	Number of Shares Purchased	Purchase Price
AMGI	04/04/03	3,500	12.49
AMGI	04/03/03	3,700	12.37
AMGI	04/02/03	2,400	12.25
AMGI	03/31/03	900	11.88
AMGI	03/28/03	3,000	11.83
AMGI	03/27/03	1,700	11.67
AMGI	03/26/03	1,700	11.86
AMGI	03/24/03	1,300	12.17
AMGI	03/21/03	1,000	12.26
AMGI	03/20/03	1,300	11.94
AMGI	03/18/03	1,500	12.05
AMGI	03/17/03	945	12.10
AMGI	03/14/03	1,800	11.95
AMGI	03/13/03	1,700	11.76
AMGI	03/12/03	1,700	11.60
AMGI	03/11/03	380	11.73
AMGI	03/10/03	1,500	11.68
AMGI	03/07/03	700	11.68
AMGI	03/06/03	1,000	11.57
AMGI	03/05/03	1,300	11.62
AMGI	03/04/03	400	11.65
AMGI	03/03/03	600	11.85
AMGI	02/28/03	851	11.90
AMGI	02/27/03	1,200	11.71
AMGI	02/26/03	1,800	11.63
AMGI	02/25/03	1,400	11.70
AMGI	02/24/03	800	11.72
AMGI	02/21/03	1,229	11.84
AMGI	02/20/03	1,229	11.59
AMGI	02/19/03	1,500	11.64
AMGI	02/18/03	1,500	11.59
AMGI	02/14/03	2,000	11.07
AMGI	02/13/03	3,900	10.89
AMGI	02/12/03	1,300	11.21
AMGI	02/11/03	1,200	11.32
AMGI	02/10/03	1,200	11.14
AMGI	02/07/03	2,000	11.33